EXHIBIT (a)(8)


For Release:  IMMEDIATE

                         ["IBM" LOGO]

          International Business Machines Corporation
                    Armonk, New York 10504


                             Contacts:  Rob Wilson/Glenn Rossman
                                        IBM
                                        (914) 765-6565

                                        Glenn Rossman
                                        (914) 766-1711 after 1/31
                                        GlennRossman@vnet.ibm.com

                                        Pat Colpitts
                                        Tivoli Systems
                                        (512) 794-9070

          IBM, TIVOLI SYSTEMS ANNOUNCE MERGER AGREEMENT

     ARMONK, N.Y., January 31, 1996 . . . IBM and Tivoli Systems Inc. today announced that they have entered into a definitive merger agreement under which IBM will shortly commence a cash tender offer for Tivoli's shares at $47.50 per share. Tivoli, based in Austin, Texas, is a leading provider of systems management software and services that help customers reduce the cost and complexity of managing distributed client/server networks of personal computers and workstations.

     The directors and executive officers of Tivoli have agreed to sell their shares to IBM. The net cash cost of the transaction to IBM is expected to be $743 million, including the purchase of Tivoli's outstanding shares, the vesting of a portion of the employee stock options, fees and expenses, less Tivoli's current cash.


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     The merger will combine Tivoli's advanced technology with
IBM's host-based systems management products and global sales, service and support. Together, the companies will provide customers with the most comprehensive, open systems management solution in the industry for network-centric computing.

     Systems management software helps companies control their increasingly complex networks of PCs, workstations and host computers and the applications that run on them. Key functions performed by the software include network management, performance monitoring, problem determination, and administrative tasks such as new user authorization and software distribution.

     "As more and more customers exploit powerful computer networks for competitive advantage, the need for systems management products to operate and maintain these networks becomes critical," said IBM Chairman and Chief Executive Officer Louis V. Gerstner, Jr. "By combining our strengths, IBM and Tivoli can provide customers an unmatched line of systems management solutions and services that are open, easy to customize and scalable from small departments to the largest global enterprises. This transition greatly strengthens our position in the emerging network-centric computing opportunity."

     John M. Thompson, senior vice president and software group executive for IBM, said: "Tivoli is an exciting, high-growth company with an excellent set of object-oriented offerings for distributed, client/server environments. CEO Frank Moss and the


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Tivoli team have quickly extablished themselves as a key partner for enterprise customers due to their unparalleled expertise in this area. It is our intent that Frank lead our combined systems management efforts when this transaction is completed. With this merger, IBM and Tivoli will be uniquely positioned to provide customers with the complete set of tools and professional services they need to manage their network resources from the desktop, to the host, to the Internet."

     Tivoli CEO Frank Moss said: "Demand for distributed systems management products is exploding, and customers are enthusiastically adopting the Tivoli Management Environment**. IBM's golbal reach and complementary management products for hosts and networks will quickly allow us to achieve a worldwide leadership position.

     "Together with the Tivoli Board of Directors, I believe that this merger represents a terrific opportunity for our customers, our employees and our shareholders. On behalf of Tivoli's people, I look forwared to joining John Thompson and the IBM team to create the industry's premier systems and network management solution," Moss added.

     The Tivoli Management Environment, a set of systems and management applications used by Fortune 1000 companies, excels at providing a broad range of easy-to-use, automated systems management and administrative tools that simplify the management of widely dispersed UNIX** and PC clients and servers. IBM's


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flagship systems management product line, SystemView* Series, provides extensive network control functions for managing host-based, UNIX and PC systems.

     IBM said that this merger, when completed, will result in a one-time charge against IBM's earnings. The charge primarily involves expensing, as called for by accounting requirements, of amounts assigned to research and development of Tivoli software that has not reached technological feasibility. The charge will be taken in the quarter in which the merger is completed. The specific amount of the charge cannot be determined at this time based on currently available information.

     For Internet users, IBM offers complete information about the company, its products, services and technology on the World Wide Web. The IBM Home Page is at http://www.ibm.com. The fastest, easiest way to get information about IBM software is to go to the IBM Software Home Page at http://www.software.ibm.com. Information on Tivoli Systems is available on the World Wide Web at http://www.tivoli.com.


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013196

*    Indicates trademark or registered trademark of International
     Business Machines Corporation.

**   Tivoli and Tivoli Management Environment are trademarks of
     Tivoli Systems Inc. UNIX is a registered trademark in the United States and other countries licensed exclusively through X/Open Company Limited.